                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-14326

       (Check one):      [X] Form 10-K and Form 10-KSB      [ ] Form 11-K
       [ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

         For Period Ended:          December 31, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant ARISTA INVESTORS CORP.

         Former name if applicable


            Address of principal executive office (Street and Number)

                                 116 John Street

         City, state and zip code New York, New York 10038

                                     PART II
                             RULE 12B-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be
       [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10- QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                  The Registrant and its wholly-owned subsidiary, Arista Insurance Company ("Arista Insurance"), entered into an Assumption Reinsurance Agreement, dated as of September 23, 1998 (the "Treaty"), with The Guardian Life Insurance Company of America ("The Guardian"), whereby the Registrant ceded its statutory, super statutory and voluntary disability benefits insurance (the "Book of Insurance") to The Guardian. The Registrant also entered into an Administrative Services Agreement, dated as of September 23, 1998 (the "TPA Agreement"), with The Guardian pursuant to which the Registrant serves as a third party administrator of the Book of Insurance. The transactions contemplated by the Treaty and the TPA Agreement were consummated on November 12, 1998. As a result of the aforementioned activities, the Registrant required additional time in order to provide appropriate disclosures about the transactions in the financial statements as required by Regulation S-X and generally accepted accounting principles.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

                  Stanley S. Mandel                    212-964-2150
                  (Name)                        (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              PART IV - NARRATIVE

         The sale of the Registrant's Book of Insurance as explained in PART III eliminated the Registrant's principal business segment of disability insurance underwriting. Under Regulation S-X and generally accepted accounting principles, the Registrant is required to make certain disclosures about the measurement date, the income or loss from the operations of the discontinued segment, and separately, any gain or loss on the disposal of the segment. Thus, the format of the Registrant's consolidated statement of income and comprehensive income will be changed to provide the following information:

         -  Income (loss) from operations of discontinued segments, net of tax.

         -  Gain or loss on disposal of the segment, net of tax.

         -  Income (loss) from continuing operations.

         -  Income (loss) per share from discontinued operations.

         The Registrant did not believe the use of estimates would significantly reduce the time needed to prepare the required disclosures.

                             ARISTA INVESTORS CORP.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     April 1, 1999                      By  Stanley S. Mandel
                                                Stanley S. Mandel, President

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION


         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).